Exhibit 99.1

Hanwha Q CELLS Issues Adjusted Unaudited Balance Sheet for the First Quarter of 2015

SEOUL, Korea, June 12, 2015 – Hanwha Q CELLS Co., Ltd (NASDAQ:HQCL) issued an adjusted unaudited balance sheet as of March 31, 2015. Changes from the financial statement released as part of the Company’s First Quarter 2015 earnings release on May 28, 2015 are highlighted as follows:

In April 2015, the Company obtained a new long-term bank borrowing of US$120 million with the maturity date of April 23, 2017 to re-finance a bank borrowing originally due within twelve months at March 31, 2015. As a result, the underlying bank borrowing of US$120 million was excluded from current liabilities as of March 31, 2015. The new long-term bank borrowing bears an interest rate of LIBOR (subject to adjustments in each three months) plus 2.3% per annum. The borrowing was guaranteed by Hanwha Chemical Corporation. The previously reported unaudited balance sheet ending March 31, 2015 and the adjusted unaudited balance sheet ending March 31, 2015 are presented below.

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	March 31, 2015	March 31, 2015	December 31, 2014
	(unaudited)	(adjusted)
Assets
Current assets
Cash and cash equivalents	194.5	194.5	156.7
Restricted cash	123.2	123.2	2.4
Trade accounts receivable	308.5	308.5	31.0
Receivables from related parties	198.6	198.6	159.5
Inventories	402.4	402.4	204.4
Loans to related parties	15.2	15.2	9.1
Derivative contracts	7.6	7.6	0.8
Other current assets	101.3	101.3	21.0

Total current assets	1,351.3	1,351.3	584.9
Long-term prepayments	7.3	7.3	—
Property, plant, and equipment	768.1	768.1	147.8
Intangible assets	16.1	16.1	13.7
Land use right - net	55.3	55.3	—
Deferred income taxes	5.8	5.8	3.6
Other long-term assets	19.3	19.3	16.4

Total assets	2,223.2	2,223.2	766.4

	March 31, 2015	March 31, 2015	December 31, 2014
	(unaudited)	(adjusted)
Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	242.7	242.7	50.8
Notes payable	101.8	101.8	—
Payables to related parties	256.3	256.3	87.1
Accrued expenses	30.5	30.5	1.1
Other payables	14.9	14.8	8.9
Short-term debt	235.1	235.1	1.1
Current portion of long-term debt	386.0	266.0	1.2
Current portion of obligations under capital leases	4.5	4.5	5.7
Customer deposits	7.7	7.7	1.4
Unrecognized tax benefit	18.7	18.7	—
Derivative contracts	0.9	0.9	—
Litigation accruals	82.4	82.4	58.5
Deferred income taxes	9.0	9.0	5.4
Warranty provision	38.0	38.0	10.5
Other current liabilities	1.7	1.7	3.3

Total current liabilities	1,430.2	1,310.1	235.0
Long-term debt, net of current portion	491.8	611.8	283.5
Long-term obligations under capital leases	0.5	0.5	1.2
Long-term warranty provision	15.7	15.7	17.0
Deferred tax liabilities	4.2	4.2	—

Total liabilities	1,942.4	1,942.3	536.7

Stockholders’ Equity
Common shares	0.4	0.4	0.4
Additional paid-in capital	430.5	430.6	329.8
Accumulated deficit	(84.4)	(84.4)	(64.0)
Accumulated other comprehensive loss	(65.7)	(65.7)	(36.5)

Total stockholders’ equity	280.8	280.9	229.7

Total liabilities and stockholders’ equity	2,223.2	2,223.2	766.4

The company’s discussion of financial position in its May 28, 2015 First Quarter 2015 Earnings Release has been adjusted below to reflect the changes in short-and-long-term debt :

FINANCIAL POSITION (Adjusted)

As of March 31, 2015, the Company had cash and cash equivalents of US$194.5 million. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were US$501.1 million as of March 31, 2015. As of March 31, 2015, the Company had total long-term debt (net of current portion and long-term notes) of US$611.8 million. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from one to three years. The Company’s long-term notes are to be repaid within one year.

Net cash used in operating activities in 1Q15 was US$29.2 million. As of March 31, 2015, accounts receivable were US$308.5 million. Days sales outstanding (“DSO”) were 94 days in 1Q15 and benefit from Q CELLS very low receivables balance pre-merger. As of March 31, 2015, inventories totaled US$402.4 million. Day’s inventory was 96 days in 1Q15.

Capital expenditures were US$18 million in 1Q15.

There were no other adjustments to the company’s discussion of First Quarter 2015 performance, business outlook, or future performance as previously contained in the May 28, 2015 earnings release.